October 29, 2004

Mail Stop 0304

via U.S. mail and facsimile

Kenneth G. Townsend, CEO
McNab Creek Gold Corporation
789 West Pender Street, Suite 1220
Vancouver, B.C. V6C 1H2

Re:  McNab Creek Gold Corporation
       Registration Statement on Form 10-SB
       Filed September 16, 2004
       File No. 0-50915

Dear Mr. Townsend:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.
2. It appears that information found in certain sources, but not in the Form 10-SB, and the obvious implications of that information may be required in the "Certain Relationships and Related Transactions" section of your Form 10-SB, and elsewhere in the registration statement. Following are the relevant sources and the information:
a.  According to Forms S-8 filed June 24 and March 9, 2004, by
Golden
Patriot Corporation, E. L. Hunsaker III, one of the registrant`s directors, is also a director for Golden Patriot Corporation.
b.  A February 10, 2004 article on the Internet headlined "GPTC:
Acquisition of a Number of Mining Claims" with a Copyright 2004 Comtex News Network, Inc.; and the February 10, 2004 filing of a Form
8-K, dated January 27, 2004, by Golden Patriot Corporation indicate that:
(1). Golden Patriot Corporation purchased from Scoonover certain claims, including the SMH property and the Roxy prospect; and
(2). E. L. Hunsaker III is a director and principal shareholder of
Scoonover from whom Golden Patriot acquired the net smelter royalties in connection with the SMH property and the Roxy prospect.

	Please revise the disclosure or advise supplementally.
3. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the staff for our review.
4. Since the cutoff grade concept is important to understanding the potential of your mineral properties, disclose a definition for the term "cutoff" that illuminates that fact that a cutoff is used to define a mineral resource that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices.
E

Cover Page
5. Please include the Commission`s file number.

Item 1.  Description of Business, page 3
6. In the first paragraph of the "Business Development" subsection on page 3, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).
7. In the first paragraph of the "Plan of Operation" subsection on page 5, discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration process upon completion of the previous phase and upon analysis of the results of that phase. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.
8. Disclose from whom you acquired each of the claims. If the prior chain of ownership included affiliates of the registrant, disclose.
9. It is requested that the textual portion be revised to disclose the transaction with respect to the Eureka County, Nevada transaction in which the Company acquired 20 mineral claim units for $3,500. Please provide all salient issues relating to such transaction. In addition, a copy of agreement should be filed as an exhibit.
10. With respect to the July 21, 2004 transaction in which the Company acquired 8 mineral claim units located in Pershing County. Please disclose in the text the salient issues of this transaction.
In addition, a copy of the agreement should be filed as exhibit.

Competitive Business Conditions and Our Competitive Position in the
Industry and Methods of Competition, page 3
11. Clarify which of the assertions in the first five sentences are applicable to your claims or properties.

Sources and Availability of Raw Materials and the Names of Principal
Suppliers,
page 4
12. Disclose the availability of equipment that you will need for exploration and mining activities.

Patents, Trademarks, Licenses, Franchises, ...., page 4
13. You state in this section: "Licenses, franchises, concessions and royalty agreements are not part of our business." However, in the registration statement, under "SMH Prospect - Location and Access" at the bottom of page 9 and the top of page 10, you have stated: "Subject to a 2.5% production royalty, the claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim
Deed executed in January, 2004 by Scoonover Exploration LLC of
Elko,
Nevada."  Please resolve this apparent discrepancy.

Costs and Effects of Compliance with Environmental Laws (federal, state and local), page 5
14. You have stated that at the "present time" your costs of compliance with environmental laws are minimal as you are in the process of acquiring and doing preliminary exploration activities only. Please discuss the costs and effects of compliance with environmental laws during the next 12 months. Briefly discuss the costs and effects of compliance with environmental laws after the next 12 months, including the mining period.

Plan of Operation, page 5
15. The first paragraph of the "Accessibility and Physiography" subsection, found on page 11, should provide the disclosures required by Industry Guide 7 (b).  In particular, provide:
* The location and means of access to the property,
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future
costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
16. The first paragraph of the "History" subsection, found on page 11, cites David Greenan as an author. Supplementally provide, a written consent from any experts whose name you cite, and/or whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration
statement.
17. The subsection addressing the "Regional Setting" and the following "Geology" subsections, beginning on page12, contain more detail than is necessary and use technical language which is not familiar to the average investor. A non-technical summary written at the level of the average investor is more appropriate.  Include in
a
glossary only those geologic or technical terms not understood by the
average investor that cannot be defined in the text.  Summarize this
information and otherwise revise it to provide information that has a
direct bearing on your properties, and make it understandable to the
average shareholder. Industry Guide 7, section (b)(5) calls for a "brief description" of the rock formations and mineralization.
18. The "Mineralization and Geochemistry" subsection on found on page
14, discloses sample results without describing the sample methodology. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample
sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width
ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally use tables to improve readability of sample and
drilling
data.
* Soil samples may be disclosed as a weighted average value over some
area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise your text accordingly.
19. Please disclose, as reported in the audited financial
statements,
that the registrant has incurred operating losses and requires additional funds to maintain its operations and that these conditions raise substantial doubt about the registrant`s ability to continue as
a going concern.
20. You have stated that it is unlikely that you will need to raise
additional funds in the next 12 months. Since you are unable to state that you will not need to raise additional funds in the next 12 months, disclose whether you have any source or sources of additional funds in the event that you need them.
21. Please specify the persons who will make the assessment whether to continue exploration and describe the criteria they will consider in making their decision.
22. Please advise if the company will pay finder fees to individuals in search of properties etc. If such is the case will finder fees be paid to affiliated parties?
23. Please specify your plans if you determine that the results of the initial exploration of the two sites are not sufficiently positive to enable you to proceed.

SMH Property - Plan of Operation, page 6
24. Regarding the duration of the first two stages of exploration of the SMH property, please be more specific than "in 2004 and 2005." Please note that your disclosure must describe all anticipated activities in the 12 months following effectiveness of the registration statement. If practical, specify the time during the next 12 months at which you will make the determination whether to continue exploration or not.

Roxy Prospect - Plan of Operation, page 6
25. Regarding the duration of your phase one work program for the Roxy prospect, please be more specific than "in 2004 and 2005." Please note that your disclosure must describe all anticipated activities in the 12 months following effectiveness of the registration statement. If practical, specify the time during the next 12 months at which you will make the determination whether to continue exploration or not.

SMH Prospect, page 7
26. Define an "unpatented" claim.
Accessibility and Physiography, page 11
27. Disclose whether, and how, weather could affect the accessibility of the properties.

Item 5.  Directors and Executive Officers, Promoters and Control
Persons, page 15
28. Please note our earlier comment regarding indications of other directorships in public companies by Mr. Hunsaker. If any were in effect at the time of the initial filing of this registration statement, please disclose.

Item 5.  Directors and Executive Officers, page 15
29. As discussed in detail in an earlier comment, we have an indication that E. L. Hunsaker III, one of your directors, is a director for Golden Patriot Corporation. This information is not in this registration statement. Please advise supplementally or revise the disclosure.
30. As discussed in detail in an earlier comment, we have an indication that E. L. Hunsaker III is a director and principal shareholder of Scoonover. This is the company from which Golden Patriot acquired the net smelter royalties in connection with the SMH property and the Roxy prospect. This information is not in this registration statement. Please advise supplementally or revise the disclosure.

Item. 6.  Executive Compensation, page 16

31. Please provide information for the past three years in the Summary Compensation table.
32. Pursuant to Item 402 of Regulation S-B, disclose as executive compensation any issuances of stock to your CEO that are ultimately determined to be compensatory stock.

Item 7.  Certain Relationships and Related Party Transactions,
page
16

33. As required by Item 404 of Regulation S-B, discuss in this section all related party transactions, including the notes payable to a director of registrant. In addition, please note our earlier comment, under "General," regarding the possible need for additional disclosure in this section. Your attention is directed to the disclosure in notes 5 and 7 to the financial statements. Please revise the disclosure in the text accordingly.

Item 8.  Description of Securities, page 17
34. We note in your ByLaws that there is an exception to your statement in this section that cumulative voting in the election of directors is not permitted. Please revise the disclosure.
35. In view of the fact that it could delay, defer or prevent a change in control of the company, describe the provision in Article
III, Section 1(d) of your by-laws giving the Board of Directors the power to "authorize the issuance of shares of stock of the corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities cancelled, or tangible or intangible property actually received."

Part II

Item 1. Market Price of and Dividends on the Registrant`s Common
Equity and Related Stockholder Matters, page 18

Market Price, page 17
36. Please provide the disclosure which item 201(2)(i)(ii)(iii) of Regulation S-B requires.

Recent Sales of Unregistered Securities, page 18
37. Disclose the date of the sales of 544,000 and 420,200 shares of common stock and disclose amount of money received for such transactions.

Exhibits
38. File as exhibits to this registration statement all contracts, letters of intent, agreements, deeds, and any other documents required by Item 601(a)(10) of Regulation S-B in connection with the purchase of the SMH property and the Roxy prospect and any other transactions for which the filing of exhibits is required.

Accounting Comments

Statement of Stockholders` Equity(Deficiency)
39. Disclose in a note whether or not common stock sold to your CEO was discounted from $.10 per share to $.01 per share. If so, indicate the basis for selling at this price and supplementally explain why this sale was not accounted for as a compensatory stock issuance to management. If not, supplementally explain the reason(s) for selling the majority of your outstanding common stock at such a substantially reduced price than sales made to presumably unrelated third parties.
We note that these were not founders` shares (which appear to have been issued in February 2001 and subsequently cancelled in 2004). We may have further comment after reviewing your response.
40. Disclose in a note the reason(s) for cancellation of founders` shares, which were issued the day after formation of the Company (i.e., February 16, 2001).

Statement of Operations
41. Net loss per share should be disclosed on the face of the statement of operations. Refer to the guidance of SFAS 128. In this connection, also revise the disclosure in Note 2(e).
Note 2 - Significant Accounting Policies
b) Mineral Properties and Exploration Expenses
42. The recoverability of capitalized mineral rights and concessions is likely to be insupportable under SFAS 144 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7 for a mining company in the exploration stage. As a result, we believe that these costs should be expensed as incurred.
Please revise the financial statements accordingly.

(o) New Accounting Pronouncements
43. The last sentence in the last paragraph of this note should be removed since it is not consistent with the sentence preceding it. Please revise.


Note 3 - Equipment
44. "Amortization" should be replaced with "Depreciation" since it is the process of allocating the cost of a tangible asset to expense over its useful life. This also applies to the statement of cash flows. Please revise.

Note 6 - Promissory Notes Payable
45. Since these notes are payable to a Company director, they should be disclosed as related party transactions on the face of the balance sheet. Please revise.

6/30/04 Statements of Operations
46. The format presented for this statement is difficult to read as line-item amounts are not properly aligned. Please revise.

General
47. Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulation S-B.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact David Burton at (202) 942-1808 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at (202) 942-
1946 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

Cc:   By facsimile to Gerald Tuskey at 604-688-4933


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Kenneth G. Townsend
McNab Creek Gold Corporation
October 29, 2004
Page 11